

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2020

Robert Roche
Vice President and Chief Financial Officer
CARLISLE COMPANIES INC
16430 North Scottsdale Road
Suite 400
Scottsdale, Arizona 85254

>   **Re: CARLISLE COMPANIES INC**
>   **Form 10-K for Fiscal Year Ended December 31, 2019**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2020**
>   **File No. 1-09278**

Dear Mr. Roche:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 10-Q for the period ended March 31, 2020

Notes to Condensed Consolidated Financial Statements (Unaudited)
Goodwill and Other Intangible Assets, net, page 15

1.   We note your disclosure that, due to general market declines driven by the coronavirus global pandemic, you performed impairment testing on your goodwill and indefinite-lived intangible assets. In both cases, you determined that the fair values of these assets exceeded their carrying value.

In order to provide investors with information to better assess the probability of future goodwill impairment charges, please disclose, if accurate, that the estimated fair values of the intangible assets you quantitatively tested for impairment *substantially* exceeded their carrying values. For any asset whose estimated fair value did not substantially exceed its carrying value, please disclose the percentage by which fair value exceeded carrying value at the date of the most recent test.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments or related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing